Filed Pursuant To Rule 433

Registration No. 333-209926

April 11, 2016

Stampede into gold catches BlackRock out

Posted to the Financial Times website

By: Madison Marriage

10 April 2016

Search for security revives demand for the yellow metal’s exchange traded funds

It is a rare occurrence for BlackRock, the world’s largest investment manager, to slip up publicly.

But an unexpected surge of interest in a gold fund run by the New York-based company, which oversees $4.6tn of assets, caused some embarrassment last month.

The problem occurred after the assets of BlackRock’s iShares Gold Trust jumped by a fifth to $8bn in the first two months of the year.

For most funds this would have been a welcome development, but the gold product uses an unusual structure that requires it to register shares with the US regulator before selling them on to investors.

One Friday in March, it transpired that BlackRock had failed to register enough new shares with the Securities and Exchange Commission to meet a sudden increase in demand for the gold exchange traded fund.

This forced BlackRock to temporarily suspend the issuance of shares for the product. The company later published a filing with the SEC acknowledging it could be fined by regulators and forced to reimburse investors who tried to buy the ETF.

The suspension was lifted in a matter of days, but competitors say the mishap is humiliating for the world’s largest asset manager, given there were many signs that demand for gold exposure was intensifying.

Share prices of gold miners have soared 50 per cent this year, while gold prices are up by a fifth, at $1,240 per ounce, reversing last year’s 10 per cent fall.

The rebound came about after the US Federal Reserve indicated it would only implement two interest rate rises — which are seen as negative for gold valuations — instead of the four investors were expecting this year.

Volatile market conditions since the start of the year have also helped prop up the price of gold, which investors flock to when the global economy appears vulnerable.

“Three months ago, gold stocks were written off as an uninvestable industry,” says Dan Brocklebank, equity analyst and director at Orbis, a $25bn fund house. “But now gold is seen as a haven.”

He adds that the big fall in the gold price since it hit an all-time peak of $1,793 an ounce five years ago has forced many gold miners to restructure and cut costs. Less gold is being mined as a result, which is pushing prices up.

One asset manager, speaking on condition of anonymity, describes the suspension of new share issuance as “embarrassing” for BlackRock. “There appears to have been a lack of foresight,” he says.

BlackRock declined to comment.

An equivalent product, State Street’s $32bn Gold Shares trust, registered an additional 200m shares with the US regulator on the same day that BlackRock’s gold fund ran into difficulties.

Jim Ross, vice-president of State Street Global Advisors, one of BlackRock’s biggest competitors, says registering these shares gave Gold Shares the ability to cope with its size almost doubling overnight if required.

This safety net was deemed necessary, given the rising popularity of the fund. It attracted 80 per cent of the $7bn that has poured into gold ETFs since the start of the year. By contrast, gold ETFs registered small net outflows in 2015.

Mr Ross says: “In strong equity markets, assets in gold ETFs come down and people become less focused on [gold] as a diversifier. Now gold has become an important performance play. We have seen a surge in demand. [Suspending shares in an ETF] is and should be a very infrequent occurrence.”

The question on the minds of investors now, and presumably BlackRock’s ETF team, is whether this year’s rebound is a short-term rally or a lasting trend.

Mr Brocklebank believes BlackRock’s ETF blunder is a worrying sign. “This is a big deal in the short term. It shows there has been a stampede into gold, which makes me wary. You have to question the sustainability of that demand.”

Analysts at Bank of America Merrill Lynch are also pessimistic. The US bank issued a note last month highlighting its decision to lower its view on gold, citing the fact that the Federal Reserve is about to start raising interest rates, and inflation rates are falling.

Carsten Menke, commodity analyst at Julius Baer, the Swiss private bank, agrees: “Clients have certainly increased allocations [to gold] since the start of the year as a way of insuring against risks on global growth.

“We don’t see much short-term upside for gold and the miners from current levels. Medium to longer term, we expect both to trend lower. Our twelve-month price target for gold is $1,100 per ounce, which would cause significant headwinds for the miners.”

But several investors believe gold valuations have turned a corner for good.

Arnaud du Plessis, thematic equities manager at Amundi, Europe’s largest listed fund house, believes gold prices could hit $1,400 per ounce in 2016.

He says: “The gold-mining industry has been heavily restructured, bringing down costs and generating free cash flows. The potential recovery from gold miners remains significant. Valuations are very attractive.”

Joe Foster, portfolio manager on the $115m World Gold Expertise fund at Lombard Odier, the Swiss wealth and asset manager, has increased the number of gold stocks he invests in from 45 to 55 over the past 12 months.

He says this is in response to the fact that gold miners “have done a lot to improve business practices over the past several years”.

He adds: “It has been a long, painful market for gold investors, but I think we have turned a corner.

“There is definitely a lot of scepticism and we have had a lot of false starts in the gold market over the past couple of years, but a lot of people see the need for more gold in their portfolios.

“The gold price had a bit of a correction [in March] but it has held above $1,200 an ounce, which has convinced some people this [rebound] has staying power. I could see [gold] testing the $1,400 level later this year.”

Gold miners: ‘It is to be hoped that the worst has passed’

Investors are divided on which direction the gold price is heading in, and gold miners seem equally uncertain about their prospects.

Sean Harvey, chairman of Serabi, the Brazil-focused gold miner, is among those who recognise serious problems remain.

In a statement published last month, he said: “Whilst there has been a rally in the gold price in the early part of 2016, we have in recent years seen similar trends in the first quarter with a subsequent retrenchment over the rest of the year.

“We are therefore far from complacent. The euphoria of the highs of 2011 and 2012 are well behind us.”

But others are much more optimistic that a long-term recovery for gold miners awaits.

Bill Howell, chairman of ECR Minerals, a gold-focused UK mining group, said last month: “It is of some relief to a junior gold exploration company like ECR that the slide in the gold price appears to have been halted and modestly reversed.

“I am certain from experience that this current bear phase will turn upwards in due course. As the trough bottoms out, there will be opportunities to grow.”

Robin Woodbine Parish, the outspoken chairman of El Oro, a gold-focused investment company, agrees better times lie ahead.

“No doubt there will be setbacks, with the great ghoul Goldman [Sachs, the US bank], predicting a further fall [in the gold price] towards $1,100, but it is to be hoped that the worst has passed for the gold miners, even if the travails of Anglo-American and the major base-metal miners continue.”

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